
GRYPHON
GRYPHON®
GRYPHON®
Cindy
STATUS: ACTIVE
Suspend Internet
Manage User
Today's Screen Time
Allowed
03h 00m
Remaining
02h 45m
Reward Time
03h 00m
Today's Internet Schedule
Homework Time
3:00 PM to 6:30 PM
Bedtime

GRYPHON ONLINE SAFETY, INC.

Family internet protection powered by AI

gryphonconnect.com Delaware City, DE

Technology | SaaS | Hardware | B2C | Minority Founder

Highlights

1. Over $12M in total sales since launch

2. 3x growth in paid subscribers over the past 2 years

| 3 | 50k active customers using Gryphons to protect their families and businesses |

| 4 | Growing B2B technology licensing pipeline worth projected $10M for 2024 and beyond |

| 5 | 10 patents awarded covering advanced network protection |

| 6 | Founders behind disruptive tech such as MiFi mobile hotspot & Apple iPod |

| 7 | $12M+ raised from noted angel groups including ATI and Frontier Angels |

| 8 | Featured in Forbes, Tom's Guide, PC Mag, Wall Street Journal |

Featured Investors



Fleming Shi ✔

Syndicate Lead

Invested in
Gryphon Online Safety, Inc.

Follow

5 followers

I'm investing in Gryphon because parental control is an intricate topic for families; Gryphon helps enable parent control on web activities effortlessly. Gryphon makes the web safer for kids while training them to manage time better. It's as simple as setting up some house rules and letting your Gryphon do its job and enforce those rules continuously.

In today's homes, where many "smart" IoT devices live, most are not sophisticated enough to have the security posture against modern-day cyberattacks. As a network security device, Gryphon can also play a role in guarding the digital perimeter of your home and preventing cyber intrusions 24 x 7.

I look forward to being part of this round and helping John, Arup, and the team in continuing their success.

Invested $30,000 this round

Our Team

 **John Wu** Co-Founder and CEO

Wireless and IoT entrepreneur with a record of successful products. One of the inventors of MiFi mobile hotspot. MiFi was recognized as the world's top 25 best technology gadgets of 2009. Holds 30 patents.

As a parent, I know firsthand how difficult it is to keep our kids safe online. I was frustrated

with the solutions in the market and how difficult it is to use. In many cases, products are designed to keep you and your family online more without considering your digital health and safety.



Arup Bhattacharya Co-Founder and CTO

Technology exec with 30+ years of experience in delivering innovation. Led MiFi software development. Led the team at PortalPlayer that developed multiple generations of the media chip that powered the Apple iPods. Helped take the company public.



Allan C VP of Business and Community Development

Marketing executive with over 10 years of digital marketing and business development experience. Launched and drove Gryphon sales to over $9M in lifetime revenue.



Sarah Kimmel Tech Support Manager

Family Tech Influencer with 20 years of IT management and support experience dealing with businesses and technology inside the home.



Catherine Hoving Finance Manager

Finance manager with 30 years of experience in financial reporting with companies such as Western Wireless and Applied Microsystems.



Sanjeev Kumar Board Member

Former founder and COO of Portal Player, sold to NVidia.

Gryphon is using AI to make protecting your family online easy

your family online easy.

Gryphon's mission is to equip families with cutting-edge technology, empowering them to **reclaim** control over their online safety.

Today, many primary threats to families are from **online**, often infiltrating through the home WiFi router.

Gryphon offers an **AI-powered network protection service**, packaged in a robust mesh WiFi system with an intuitive mobile app, all designed to easily safeguard families online.



KIDS ARE UNPROTECTED FROM ADULT CONTENT

70% of kids ages 8-18 have accidentally encountered online porn, very often by entering an innocent search term while doing their homework.

(Guard Child)

Parents today face unprecedented challenges:

- Kids are spending upwards of 8 hours per day in front of screens

- According to the NIH, excessive screen time is correlated with detrimental health effects such as poor sleep, high blood pressure, obesity, and other mental health issues

- Depression and suicide rates among teens have been increasing



PARENTS ARE STUGGLING AGAINST DEVICE ADDICTION

The suicide rate for teen girls increased by 65% between 2010 and 2015, coinciding with the rise of smartphone use.

(Science Daily)

Home networks are increasingly prone to cybercrime

- 80% of connected devices in the home are vulnerable to hacking (**Rambus**)

- 600% increase in cybercrimes over the past couple of years (**NCBI**)

- Cybercrimes against children have risen 20% in 2022 (source: FBI)

- Every new connected device such as a printer or a webcam increases your exposure to identity theft, invasion of privacy, or worse



HACKING IS ON THE RISE

In 2021, 294 million people were victims of cybercrimes with children and senior adults over 75 being the most vulnerable.

(Insurance Information Institute)

The parental control market is expected to grow to $2.9B by 2030 with the overall cyber security market projected to grow to $540 Billion by 2030



KingsCrowd, the leading Equity Crowdfunding Analyst, has given Gryphon a fantastic 4.4 star rating.

 

KingsCrowd, the leading Equity Crowdfunding Analyst, has given **Gryphon a top rating of 4.4 stars**

Gryphon Online Safety is targeting the U.S. Cyber Security Market market. This market is currently growing at a high annual rate of **10.10%**. Its addressable market size is relatively large at **$63,240,000,000** when compared to the average market size for all active growth stage deals.

AI technology that empowers YOU





The Gryphon system combines cloud-based machine learning (AI), an elegant high-performance mesh WiFi router, and a simple-to-use app that makes it simple to protect the family.


GRYPHON
9:41
GRYPHON
Cindy
STATUS: ACTIVE
Suspend Internet
Manage User
Today's Screen Time
Allowed
03h 00m
Remaining
02h 45m
Reward Time
03h 00m
Today's Internet Schedule
Homework Time
3:00 PM to 6:30 PM
Bedtime
Devices
AI

All-In-One simple platform

The Gryphon system includes everything you need to protect your family from online threats in a simple easy-to-use package.



Ultra-Fast Mesh Wifi

Remotely Manage From Anywhere

User Level Controls

Manage User Screen Times

Content Filtering

Control App Access

AI Intrusion Detection

Malware Filtering

Machine Learning Adaptive Security



Gryphon Family® Network Protection System

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Watch on YouTube

Advanced Parental Control System

Your Router is the Front Door to Your Home Internet

Home Internet

Every connected device in your home goes through your WiFi router - making it the perfect place to control and protect the home Internet.

An intelligent network layer firewall is necessary for any enterprise, so **why don't we have it for our homes?** Gryphon delivers that enterprise-class protection without the need for an IT management team.

Every connected device is protected without a complicated setup on each device.



Family Friendly App





Today's Internet Schedule +

Homework (Weekdays)
03:00 PM to 06:00 PM

Bedtime (Weekdays)
08:30 PM to 06:30 AM

Alerts   Users   (Home)   Devices   Settings

Manage Access To
Apps & Websites

9:06

‹   **Manage Apps**   ✓

Reddit	Always Blocked
Roblox	Blocked during Homework
Skype	Blocked during Homework
Snapchat	Always Blocked
Spotify	Blocked during Homework
TikTok	Always Blocked
Tumblr	Always Blocked
Twitter	Always Blocked
WhatsApp	Always Blocked
YouTube	Unrestricted



12:13

Devices

View All   Managed   Unmanaged   Gadgets   TV &

Connected To

All   Primary   Guest   IoT   W

Viewing All Devices (71)

Manage **Devices**



Allan Apple Watch
MAC ID:
Offline
Allan iPhone
MAC ID:
Offline
HomeBound
Allan MBP
MAC ID:
IP Address: 192.168.1.171
5GHz
Primary
Allans-iPhone
Alerts
Users
Devices
Settings

Real-Time
Threat Alerts
11:19
Search
Security Warnings
Security tips, major alerts, announcements, and or notifications can be displayed here.
Open Ports Detection
11
Port Scan Detection
6
Weak Password Detection
Anomaly Detection
Gryphon Premium
Subscription Status: Active
Expires on: May 01, 2030

AI makes it simple

With **10 patents issued and more pending**, Gryphon has one of the **most advanced protection platforms on the market**. Gryphon's AI

advanced protection platforms on the market. Gryphon's AI continuously improves and adapts to protect your network from all online threats.





GRYPHON®

- 10 Patents Awarded
- 15 Patents Pending

GRYPHON
GRYPHON®

Protection that goes with you

With the patented Homebound™ app, Gryphon provides on-the-go mobile protection when your family is away from your home network. It's the only solution that intelligently routes traffic back to Gryphon from any network.   So even if you are on public WiFi, 5G, or your friend's WiFi, you have the full Gryphon protection.



HomeBound On the Go Protection
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Traction

Over 80,000
Gryphons Sold

3X Paid Subscriber Growth

$12M Total Revenue

$2.6M
Subscription Revenue

50k+
Active Customers

Gryphon HomeConnect Platform

Gryphon HomeConnect Platform extends the Gryphon protection software to easily run on any hardware. This opens up brand new licensing opportunities with telecom equipment makers and broadband service providers. We recently signed a licensing agreement with a major equipment maker. The licensing pipeline is growing and represents over $20 Million in new software licensing opportunity in the next few years.


Gryphon HomeConnect Platform
1
2
3

Qualcomm
MEDIATEK
REALTEK
MAXLINEAR

$20 Million Software Licensing Pipeline

$20 Million Software Licensing Pipeline

Customers Love Gryphon

"This product has been a life saver for our family in regards to distance learning. Our kids can no longer go to websites during class that I don't approve. Best product ever made!"



STEVE

"Best mesh router and repeater system... I can even view each device individually and see which devices on my network are connected to which!"

GRAEME

"Bottom line, out of the box this is one of the most secure routers in



the world.."

RUSSELL MCHARG
Hall of Fame Amazon Reviewer



Industry & Media Reviews



Best Security-Focussed
Mesh Router



Best WiFi Mesh Network
Systems · Top 10 List



"The Best Parental Control
Hardware Around"



Best of CES · Best Router
for Family Safety and Privacy

Investor Quotes



"John Wu is the man behind many of the biggest advances in WiFi, security, anti-malware technology, securing IoT devices, and home networking over the past 15 years or more. Gryphon products are second to none as is John's leadership as a CEO. I invested in Gryphon after just a as a CEO. I invested in Gryphon after just a few short meetings with John and hearing his initial vision. John has executed flawlessly on all of that original vision and much, much more. Gryphon products are the best in the market by any measure and this is reflected in the reviews and rapid revenue growth."

Mark Bowles
Investor, Founder of EcoATM



"Gryphon helps our family have a healthier relationship with the digital world, while protecting our privacy and family from the latest cyber threats. I recommend Gryphon to anyone seeking intuitive parental controls and effective cyber security protection."

Angel Saad Gómez
Investor, Monark Ventures

CEO Letter

GRYPHON®

Hello, friends.

Thank you so much for considering Gryphon. I started Gryphon because of an incident with my younger daughter on the internet where an accidental search pulled up some nasty content. As a father, I don't wish that incident on anyone. Unfortunately, it's a scenario we are dealing with more and more because of all the connected screens in our lives.

At Gryphon, our mission is to use many of the technologies that have created this mess to give us back control over of our families' online activities. We work hard to make it easy so anyone can use Gryphon.

As many of you know, working on a tech startup is not easy. But what get me and my team up every morning is hearing some of the stories from our customers where Gryphon has been making a difference - from a father that's fostering trouble teens, a single mom that wants to make sure her kids are doing their homework, to a grandparent that wants to make sure her grandkids have a safe internet when they come over to her house.

I'm more excited than ever that with your partnership, technology can be tamed and we can bring Gryphons to many more families.

Thank you!

John Wu
CEO/Co-Founder
Gryphon Online Safety, Inc.